Companhia Brasileira de Distribuição (CBD)

Sales Performance – 2nd Quarter and June 2004

São Paulo, Brazil, July 14, 2004 - Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in the 2nd quarter and June 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In June 2004, gross sales reached R$ 1,182.7 million, a 21.8% growth over 2003. Net sales were 18.2% higher when compared to June 2003, totaling R$ 968.8 million. The difference between gross and net sales growth rates results from the recent increase of COFINS (tax for social security financing) rate.

Same store sales in June were 5.2% higher over the same period last year, which presented the largest increase in nominal terms since August 2003. In the Company’s view, this increase could indicate the beginning of a gradual recovery in consumption in the country. We point out that this performance was achieved over a strong comparison basis (a 5.4% growth in June 2003) and unfavorable calendar (one less Sunday when compared to June 2003). We also draw attention to the fact that this growth was due to both the increase in the customer traffic and the increase in the average ticket.

Same store sales in the month reflect not only the sturdy non-food sales figures – up by 18.2% - but also the beginning of the recovery in food products sales, with a 2.3% growth. It is worth to highlight the double-digit growth in all non-food categories (general merchandise, textile and electronics) and the strong improvement registered in the perishables category.

In real terms, when deflated by IPCA (Consumer Price Index), our same store sales performance in June presented a slight drop of 0.8% when compared to the same period in 2003, nonetheless indicating an upward trend, since the accumulated performance until the previous month was a negative 5.4%. When deflated by the food inflation index measured by FIPE (Economic Research Foundation-Institute), the 1.1% increase registered in June was the third consecutive monthly growth in real terms.

In the 2nd quarter 2004, CBD registered gross sales of R$ 3,747.2 million and net sales of R$ 3,061.4 million, a 18.8% and 15.0% growth respectively when compared to the same period of 2003. Same store sales grew by 2.6% in the period, with a 0.2% growth in food products and 13.7% growth in non-food products. The highlight of the quarter was Extra Hypermarkets, which outperformed the Company’s average performance.

Note: Same Store figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index

** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.